9770 Patuxent Woods Drive
Columbia, MD 21046
March 7, 2007
VIA EDGAR
Craig Wilson
Senior Associate Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC 20549

Re:	Sourcefire, Inc.
Registration Statement on Form S-1 filed October 25, 2006, as amended on December 12, 2006, December 22, 2006, January 19, 2007, February 14, 2007, February 23, 2007, March 1, 2007 and March 6, 2007 (the “Registration Statement”)
File No. 333-138199
Dear Mr. Wilson:
     This letter is to acknowledge that the Staff has brought to our attention the guidance prescribed by the American Institute of Certified Public Accountants in its practice aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and more specifically the additional recommended disclosure contained in Paragraph 182(b) of Chapter 12 of the Practice Aid.
     Paragraph 182(b) of Chapter 12 of the Practice Aid recommends that where an enterprise does not obtain a contemporaneous valuation performed by an unrelated valuation specialist, the issuer, when discussing its critical accounting policies and estimates within management’s discussion and analysis, should discuss, inter alia, each significant factor contributing to the difference between the fair value of its common stock as of the date of each option grant to purchase such common stock and the estimated IPO price.
     Sourcefire has reviewed Paragraph 182(b) of Chapter 12 of the Practice Aid and believes that the Registration Statement contains information responsive to those recommendations. Specifically, Sourcefire believes that the disclosure on the cover of its prospectus, together with the extensive disclosure under the heading “Accounting for Stock Based Compensation” in its MD&A, along with the disclosure in Note 2 to its financial statements presents to the reader each significant factor contributing to the difference between the fair value of Sourcefire’s common stock as of the date of each option grant to purchase such common stock and $13.00, which is the midpoint of the estimated offering price range of $12.00 to $14.00.

Craig Wilson
Senior Associate Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
March 7, 2007

     We appreciate the attention and availability the Staff has provided Sourcefire in reviewing its Registration Statement. If you have any questions, please do not hesitate to call me at 410.423.1994.

Sincerely, /s/ Joseph M. Boyle Joseph M. Boyle General Counsel and Secretary Sourcefire, Inc.

cc:	Marc Thomas, Division of Corporation Finance, Securities and Exchange Commission
Todd P. Headley, Chief Financial Officer, Sourcefire, Inc.
Thomas J. Knox, Esq., Morrison & Foerster LLP
Jeffrey S. Marcus, Esq., Morrison & Foerster LLP
Marc D. Jaffe, Latham & Watkins, LLP
Rachel W. Sheridan, Latham & Watkins, LLP
Matthew Cohen, Ernst & Young, LLP